

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

September 6, 2023

Paul Fusaro
Chief Operating Officer
Bitwise 10 Crypto Index Fund
400 Montgomery Street
Suite 600
San Francisco, CA 94104

> **Re: Bitwise 10 Crypto Index Fund**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 000-56270**

Dear Paul Fusaro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Managements Report on Internal Control Over Financial Reporting, page 106

1. You state that you have not included the Management's Report on Internal Control over Financial Reporting due to a transition period established by the rules of the SEC for newly public companies. The instructions to Regulation S-K, Item 308, permit the omission until you have filed an annual report in the prior fiscal year. You filed an annual report for your fiscal year ended December 31,2021. Please amend your Form 10-K for the fiscal year ended December 31, 2022 to include your Management's Report on Internal Control over Financial Reporting, or advise us otherwise.

Exhibits

2.   You have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications of principal officers pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 in Exhibits 31.1 and 31.2 of your Form 10-K for the Fiscal Year Ended December 31, 2022 and Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. Please amend your filings to include the certifications exactly as set forth in Regulation S-K, Item 601(b)(31)(i), or advise us otherwise. Refer to question 246.13 of the Compliance and Disclosure Interpretations for Regulation S-K, updated August 25, 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets